 Second Amended and Restated Appendix A
to the
Amended and Restated Operating Expenses Limitation Agreement between Investment Mangers Series Trust and
Stone Toro Investment Advisers LP

Fund	Operating Expense Limit	Effective Date
Stone Toro Long Short Fund
(Formerly Stone Toro Fundamental Value Fund)
Class A Shares	2.75%	March 28, 2014
Class C Shares	3.50%	March 28, 2014
Class I Shares	2.50%	March 28, 2014
Stone Toro Market Neutral Fund
Class A Shares	2.25%	__________, 2014
Class C Shares	3.00%	__________, 2014
Class I Shares	2.00%	__________, 2014

Amended and approved by the Board on September __, 2014.

Agreed and accepted this__ day of _______, 2014.

INVESTMENT MANAGERS SERIES TRUST	STONE TORO INVESTMENT ADVISERS LP

By:	By:
Print Name:	Print Name:
Title:	Title: